                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                    ------------------------------------

                                SCHEDULE 13D
                               (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. )1
                    ------------------------------------

                           WANG LABORATORIES, INC.
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                  93369N109
                               (CUSIP Number)

                    ------------------------------------

                              Roberto Colannino
                        Ing. C. Olivetti & C. S.p.A.
                               Via Jervis, 77
                                 10015 Ivrea
                                    Italy
                               39-125-522-423

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                    ------------------------------------

                                  Copy to:

                         Michael S. Immordino, Esq.
                             Rogers & Wells LLP
                                 City Tower
                            40 Basinghall Street
                          London EC2V 5DE, England
                               44-171-628-0101
                    ------------------------------------

                               March 17, 1998
           (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
          See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page)

                             (Page 1 of 9 pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of
securities, and for  any  subsequent   amendment   containing   information
which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



--------------------                                        --------------------
CUSIP No. 93369N109                    13D                         Page 2 of 9
--------------------                                        --------------------

================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         ING. C. OLIVETTI & C. S.p.A.
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) / /


                                                                        (b) / /

--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         00 (see Item 3 below)
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          / /


--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         REPUBLIC OF ITALY
--------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  7,250,000
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING          ----------------------------------------------------
        PERSON WITH              9.      SOLE DISPOSITIVE POWER

                                                  7,250,000
                            ----------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         7,250,000
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                          / /
--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         18.9%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
================================================================================

                                 SCHEDULE 13D


Item 1.  Security and Issuer.

         This Statement relates to shares of common stock, $0.01 par value per share ("Common Stock"), of Wang Laboratories, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 600 Technology Park Drive, Billerica, Massachusetts 01821.


Item 2.  Identity and Background.

         This Schedule 13D is being filed by Ing. C. Olivetti & C. S.p.A., an Italian corporation ("Olivetti").

         Olivetti, together with its subsidiaries and affiliates, is an industrial and financial concern that operates in two sectors world-wide:
telecommunications   and  information   technology.  Olivetti's  capital  stock
is listed on the Milan Stock Exchange. Olivetti's principal business and principal office are located at Via Jervis, 77, 10015 Ivrea, Italy.

         (a)-(c)  Not applicable.

         (d)-(e) During the last five years, none of Olivetti nor, to the best knowledge of Olivetti, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 17, 1998, Olivetti sold its information technology solutions and services division, Olivetti Solutions S.p.A. ("Olsy") to the Issuer (the "Transaction"). The Transaction was structured as a purchase by the Issuer from Olivetti and certain of its affiliates of all of the outstanding shares of capital stock of Olsy, Olivetti Corporation of Japan and Olivetti do Brasil pursuant to a Stock Purchase Agreement, by and among the Issuer, Wang Nederland B.V., Olivetti, Olivetti Sistemas e Servicios Limitada and Olivetti do Brasil, dated as of February 28, 1998, as amended by Amendment No. 1 to Stock Purchase Agreement, by and among Wang Laboratories, Inc., Wang Nederland B.V., Olivetti, Olivetti Sistemas e Servicios Limitada and Olivetti do Brasil, dated as of March 17, 1998 (as amended, the "Purchase Agreement"), copies of which are attached hereto as Exhibits 7.1 and 7.7, respectively. In exchange for these shares of capital stock, Olivetti was paid in consideration, among other things, 7,250,000 shares of Common Stock of the Issuer (the "Wang Shares"). The Transaction is more fully described in Item 6, herein.

Item 4.  Purpose of the Transaction.

         Olivetti acquired the Wang Shares as payment from the Issuer in the Transaction. Olivetti is holding the Wang Shares for investment purposes. Pursuant to certain agreements executed in connection with the Transaction, each described in Item 6, herein, Olivetti is subject to certain "standstill" restrictions with respect to the Issuer and its capital stock and was also granted the right to appoint two nominees to the Issuer's Board of Directors (the "Board"). Olivetti has no present plans or proposals, except those described in Item 6 herein, which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above.

Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) Based on the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended December 31, 1997, there were then issued and outstanding 38,433,215 shares of Common Stock. As of the date of this Schedule 13D, Olivetti is the record and beneficial owner of 7,250,000 shares of Common Stock of the Issuer, constituting 18.9% of the Issuer's shares issued and outstanding. Olivetti has the sole voting power with respect to these shares. Olivetti has the sole dispositive power with respect to these shares, except as this power may be limited by the terms of: (1) the Stockholders Agreement, by and between the Issuer and Olivetti, dated as of March 17, 1998 (the "Stockholders Agreement"), a copy of which is attached hereto as Exhibit 7.5 and (2) the Stock Escrow Agreement, by and among the Issuer, Olivetti and American Stock Transfer and Trust Company (the "Agent"), dated as of March 17, 1998 (the "Stock Escrow Agreement"), a copy of which is attached hereto as Exhibit 7.2. The Stockholders Agreement and the Stock Escrow Agreement are both more fully described in Item 6 herein.

                  (c) On March 17, 1998, as part of the Transaction, Olivetti received the Wang Shares and, subject to approval of the Issuer's stockholders, the right to acquire up to an additional 1,500,000 shares of Common Stock of the Issuer pursuant to the terms of the Ancillary Consideration Agreement, by and between the Issuer and Olivetti, dated as of March 17, 1998 (the "Ancillary Consideration Agreement"). Other than pursuant to the Transaction, Olivetti and, to the best knowledge of Olivetti, the persons listed on Schedule I hereto, have not effected any transactions in the Common Stock directly or indirectly during the 60 days prior to March 17, 1998.

                  (d) No one other than Olivetti has the right to receive, or the power to direct the receipt of, ordinary cash dividends from, or the proceeds from the sale of, the Wang Shares. The Wang Shares have been deposited in an escrow fund (the "Stock Escrow") pursuant to the Stock Escrow Agreement. The Stock Escrow Agreement provides that all ordinary cash dividends will be paid directly to Olivetti. All other dividends and distributions paid on the Wang Shares will be paid by the Issuer directly to the Agent who will hold such dividends or distributions on Olivetti's behalf. The Stock Escrow Agreement is more fully described in Item 6 herein.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The following descriptions of the Purchase Agreement, the Stock Escrow Agreement, the Ancillary Consideration Agreement, the Stock Appreciation Right Certificate issued by the Issuer to

Olivetti on March 17, 1998 (the "SAR Certificate"), the Stockholders Agreement and the Earn Out Agreement, by and between the Issuer and Olivetti, dated as of March 17, 1998 (the "Earn Out Agreement") are qualified in their entirety by reference to the full text of such agreements, copies of which are attached as Exhibits 7.1, 7.2, 7.3, 7.4, 7.5, 7.6 and 7.7 hereto and are incorporated herein by reference.

         On February 28, 1998 the Issuer and Olivetti agreed to the terms of the Transaction and executed the Purchase Agreement. On March 17, 1998 (the "Closing Date"), pursuant to the Purchase Agreement, Olivetti received the following consideration from the Issuer: (1) $68,612,783.83 in cash, $56,269,113.15 of which was deposited in escrow; (2) the Wang Shares, all of which were deposited in the Stock Escrow pursuant to the Stock Escrow Agreement; (3) the right to certain earn-outs as set forth in the Earn-Out Agreement, (4) the right to certain ancillary consideration (the "Ancillary Consideration") as set forth in the Ancillary Consideration Agreement; and (5) stock appreciation rights as set forth in the SAR Certificate. Olivetti and the Issuer also entered into the Stockholders Agreement. The Stock Escrow Agreement, the Ancillary Consideration Agreement, the SAR Certificate, the Stockholders Agreement and the Earn Out Agreement are each more fully described below.

         Stock Escrow Agreement. To secure Olivetti's indemnification obligations under the Purchase Agreement, all of the Wang Shares issued to Olivetti and Olivetti's rights to receive cash or shares of Common Stock pursuant to the Ancillary Consideration Agreement were deposited in the Stock Escrow pursuant to the terms of the Stock Escrow Agreement. The Issuer may make indemnification claims against the Stock Escrow by filing certain loss notices with the Agent pursuant to the terms of the Purchase Agreement. During the term of the Stock Escrow Agreement, Olivetti has the right to vote all of the shares of Common Stock that have been deposited in the Stock Escrow. All ordinary cash dividends on these shares are to be paid directly by the Issuer to Olivetti, or the holder of record. All other dividends and distributions on shares of Common Stock held in the Stock Escrow are to be paid by the Issuer to the Agent who shall hold such dividends and distributions on Olivetti's behalf. The Stock Escrow Agreement provides that the Stock Escrow will terminate on the third anniversary of the Closing Date, March 17, 2001. Subject to certain exceptions, upon termination of the Stock Escrow, all of the shares of Common Stock held in the Stock Escrow and all dividends or other distributions that have been paid on these shares will be delivered by the Agent to Olivetti.

         At any time after the earlier of March 17, 2001 or the occurrence of an "Early Termination Event," as defined in the Stockholders Agreement, Olivetti may notify the Agent that it has delivered a letter of credit to the Issuer as substitution for all or a portion of the Common Stock held in the Stock Escrow (the "Substitution of Collateral Letter of Credit"). The Agent shall then deliver to the Issuer the share certificate then held in the Stock Escrow and the Issuer will simultaneously issue and deliver to: (aa) Olivetti a certificate representing the number of shares of Common Stock determined by dividing the face amount of the Substitution of Collateral Letter of Credit by $27.00 (subject to adjustment as provided in the Stock Escrow Agreement), and (bb) if the number of shares of Common Stock represented by the certificate delivered by the Agent to the Issuer exceeds the number of shares of Common Stock represented by the certificate delivered by the Issuer to Olivetti, the Agent a certificate representing a number of shares of Common Stock equal to such excess.

         Ancillary Consideration Agreement. The Ancillary Consideration Agreement provides that the Issuer will take certain steps to secure a stockholder vote approving the additional issuance of 1,500,000 shares of Common Stock to Olivetti (the "Additional Stock Issuance"). Specifically, the Issuer must include for approval in the Notice of Meeting, Proxy Statement and Proxy distributed in connection with its 1998 Annual Meeting of Stockholders or Special Meeting of Stockholders called prior thereto, a resolution of stockholders approving the Additional Stock Issuance. The Issuer is obligated to recommend to its stockholders that they approve the Additional Stock Issuance and must use its best commercially reasonable efforts to solicit stockholder votes and proxies in favor of such approval. If the stockholders approve the Additional Stock Issuance, the Issuer will issue 1,500,000 shares of Common Stock to Olivetti and deliver these shares to the Agent for deposit in the Stock Escrow in accordance with the terms of the Stock Escrow Agreement.

         If the Additional Stock Issuance is not approved by the stockholders of the Issuer on or prior to December 15, 1998, or if the Issuer sells all or substantially all of its assets or undergoes a "change of control" (as defined in the Ancillary Consideration Agreement), the Issuer is then obligated to pay Olivetti an amount equal to the "Fair Market Value" (as defined in the Ancillary Consideration Agreement) of one share of Common Stock multiplied by 1,500,000 (the "Additional Cash Consideration"). The Issuer shall then deposit the Additional Cash Consideration in an escrow account pursuant to an agreement having substantially the same terms as the Stock Escrow Agreement.

         The Ancillary Consideration Agreement expires upon the earlier to occur of (a) the Additional Stock Issuance or (b) payment of the Additional Cash Consideration. Commencing May 1, 1998 and for the remainder of the term of the Ancillary Consideration Agreement, the Issuer is also obligated to make certain "Periodic Payments" to Olivetti. These payments are to be made each May 1, August 1, November 1 and February 1. The payments are computed on the basis of a "Periodic Payment Period" (as defined in the Ancillary Consideration Agreement), with each full Periodic Payment Period corresponding to a cash payment of $658,125.

         The SAR Certificate. The SAR Certificate initially represents 5,000,000 stock appreciation rights (collectively, the "SARS" and each an "SAR"). The number of SARS and the strike price of each SAR are subject to adjustment based, among other things, on: (1) Olsy's 1997 earnings before interest, taxes, depreciation and amortization ("EBITDA"); (2) increases or decreases in the outstanding Common Stock; and (3) the payment of dividends in Common Stock. Each SAR entitles Olivetti to receive from the Issuer an amount equal to the higher of (i) $4 and (ii) the difference between (A) the "Fair Market Value" (as defined in the SAR Certificate) per share of the Common Stock on the date of exercise of such SAR and (B) $30. The Issuer may, at its option, pay such amount in either cash or shares of Common Stock. If the Issuer elects to pay this amount in shares of Common Stock, such shares shall be valued at the Fair Market Value per share of the Common Stock on the exercise date. The SARS may only be exercised on or after the third anniversary of the SAR Certificate, March 17, 2001, and on or before the seventh anniversary of the SAR Certificate, March 17, 2005. The SARS and the SAR Certificate are not permitted to be sold, assigned or transferred by Olivetti.

         The Stockholders Agreement. The Stockholders Agreement governs: (1) Olivetti's rights to representation on the Issuer's Board; (2) the purchase and disposition of shares of Common Stock by Olivetti; and (3) Olivetti's rights to participate in public offerings by the Issuer and to request the registration of its shares of Common Stock under the Securities Act of 1933, as amended (the "1933 Act").

         The Stockholders Agreement provides that the Issuer will increase the size of its Board by two members and will initially elect two of Olivetti's nominees (the "Olivetti Nominees") as members of Class I and Class III of the Board, respectively. Subject to the terms and conditions of the Stockholders Agreement, the Issuer is obligated to cause the continual reelection of the applicable Olivetti Nominees. The number of Olivetti Nominees will be reduced to
(i) one (1) if Olivetti holds less than sixty-six percent (66%) of the Total Wang Shares (as defined below) and (ii) zero (0) if Olivetti holds less than thirty-three percent (33%) of the Total Wang Shares. In addition, the number of Olivetti Nominees is subject to adjustment based on changes in the size of the Issuer's Board. For so long as Olivetti has the right to designate at least two Olivetti Nominees for election to the Board, Olivetti is also entitled to designate at least one (1) of these Olivetti Nominees to serve on each standing committee of the Board. For so long as Olivetti has the right to designate one Olivetti Nominee for election to the Board, Olivetti is also entitled to designate such Olivetti Nominee to serve on one-half of the then existing Board committees.

         The Stockholders Agreement places restrictions on Olivetti's ability to transfer all or a portion of the 8,750,000 shares of Common Stock (collectively, the "Total Wang Shares") that Olivetti may acquire pursuant to the terms of the Purchase Agreement and the Ancillary Consideration Agreement. As of the date of this Schedule 13D, Olivetti owns the Wang Shares but may acquire an additional 1,500,000 shares of Common Stock pursuant to the Ancillary Consideration Agreement. Until the earlier of March 17, 2001 or the occurrence of an "Early Termination Event," Olivetti may not, subject to certain limited exceptions, without the prior written consent of the Issuer duly authorized by the Board, sell, transfer or otherwise dispose of its Common Stock. An "Early Termination Event" is deemed to have occurred if: (i) the Issuer fails to cause the Olivetti Nominees to be elected to the Board; (ii) the Board's Nominee Committee determines that neither of the two Olivetti Nominees are "qualified"; (iii) the Issuer breaches the Stockholders Agreement; (iv) the Issuer undergoes a change of control (as defined in the Stockholders Agreement); or (v) the Issuer sells, leases, transfers or other disposes of all or substantially all of its assets. In addition, so long as Olivetti beneficially owns thirty three percent (33%) or more of the Total Wang Shares, it may not engage in the following types of transactions without the prior written consent of the Issuer: (i) short sales;
(ii) hedges; and (iii) stock pledges (subject to certain exceptions).

         In addition, the Stockholders Agreement limits Olivetti's ability to engage in certain actions which may have the effect of changing control of the Issuer. Until the earlier of: (1) ninety (90) days after the occurrence of a "Modified Early Termination Event" or (2) one hundred and eighty (180) days after the date after March 17, 2001 on which all of the Olivetti Nominees resign from the Board, Olivetti is subject to certain "standstill" restrictions. A "Modified Early Termination Event" is generally deemed to have occurred if: (i) the Issuer fails to cause the Olivetti Nominees to be elected to the Board; (ii) the Board's Nominee Committee determines that the neither of the two Olivetti Nominees are "qualified"; or (iii) the Issuer breaches the Stockholders Agreement. The standstill restrictions prohibit Olivetti, among other things, from: (i) acting in concert with any person or group by becoming a member of a "13D Group" (as defined in the Stockholders Agreement), other than any 13D Group comprised exclusively of Olivetti and its affiliates; (ii) purchasing or otherwise acquiring shares of "Capital Stock" (as defined in the Stockholders Agreement) of the Issuer as a result of which, after giving effect to such purchase or acquisition, Olivetti and its affiliates will beneficially own 19.9% of the outstanding shares of Common Stock; (iii) soliciting, initiating, engaging or participating in any "solicitation" or "proxies" or becoming a "participant" in any "election contest" (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934); (iv) otherwise acting, alone or in concert with others, to propose any form of business combination transaction with the Issuer or any of its affiliates or any restructuring, recapitalization or any similar transaction; (v) seeking representation on the Board or a change in the size of the Board; and (vi) assisting, advising or encouraging any person to do any of the foregoing.

         The Stockholders Agreement provides that, except for purchases and acquisitions of Common Stock pursuant to the Ancillary Consideration Agreement or with the Additional Cash Consideration, if Olivetti intends to purchase or acquire Capital Stock, the Issuer may: (i) approve the purchase or (ii) prohibit or impose restrictions on the purchase to the extent that such purchase would be reasonably likely to cause the undue risk of loss of, or limitation on the use of, the net operating loss, capital loss, or tax credit carryforwards to which the Issuer is entitled pursuant to the Internal Revenue Code of 1986, as amended.

         The Stockholders Agreement grants Olivetti certain rights to participate in public offerings of the Issuer's Common Stock. If, at any time prior to the date on which Olivetti sells any Total Wang Shares, the Issuer proposes to issue or sell any shares of Common Stock in a registered offering, Olivetti may purchase a number of shares of Common Stock such that Olivetti would own the same percentage of the shares of Common Stock immediately following the consummation of such offering as it owned of the number of shares of Common Stock outstanding immediately prior to the consummation of such offering.

         The Stockholders Agreement also grants Olivetti certain demand, shelf and "piggyback" registration rights under the 1933 Act. Upon complying with the pre-registration requirements described below and, subject to certain other limitations as set forth in the Stockholders Agreement, after the earlier to occur of: (1) March 17, 2001 or (2) an Early Termination Event, Olivetti may make demand registration and shelf registration requests in writing to the Issuer. Prior to making any shelf or demand registration requests to the Issuer, Olivetti is required to comply with certain pre-registration procedures. Olivetti is required to deliver a notice (the "Desired Sale Notice") to the Issuer specifying the number of Total Wang Shares that it desires to sell. The Issuer has forty-five (45) days to deliver to Olivetti a proposal (the "Proposal") for the sale of such Total Wang Shares. The Proposal shall propose that the sale of the Total Wang Shares be effected through any one, or a combination, of the following methods: (i) a private sale that is exempt from the registration requirements of the 1933 Act (a "Private Sale"); (ii) a repurchase (a "Repurchase") by the Issuer; (iii) a demand registration; or (iv) a shelf registration. If the Proposal involves a Private Sale, such sale must be acceptable in Olivetti's sole discretion and Olivetti must deliver an acceptance or rejection to the Issuer within fifteen (15) days of the Proposal. If the Proposal involves a Repurchase, Olivetti shall deliver an acceptance or rejection of such Repurchase within fifteen (15) days of the Proposal. If Olivetti accepts such Private Sale or Repurchase, it must be consummated not later than the ninetieth (90th) day following the date of the Desired Sale Notice. If the Private Sale or Repurchase is not consummated within 90 days, Olivetti is entitled to request a demand or shelf registration of the Total Wang Shares covered by the Private Sale or Repurchase. However, if Olivetti requests a demand registration, the Issuer may effect either a demand or shelf registration, at its option. If the Proposal involves either a demand or shelf registration, such registration shall be effected by the Issuer in accordance with the terms of the Stockholders Agreement, except that Olivetti's duty to make a written request to the Issuer for a demand or shelf registrations will be deemed to have been satisfied by the Proposal. If the demand or shelf registration is not effected by the Issuer, Olivetti is entitled to request a
demand  or  shelf  registration.   However,  if  Olivetti  requests  a  demand
registration, the Issuer may effect either a demand or shelf registration, at its option. If the Issuer should fail to deliver a Proposal to Olivetti within forty-five (45) days after the date of any Desired Sale Notice, Olivetti is entitled to request a demand or shelf registration of the Total Wang Shares covered by such Desired Sale Notice. However, if Olivetti requests a demand registration, the Issuer may effect either a demand or shelf registration, at its option.

         Without complying with the pre-registration procedures described above, if after the earlier to occur of: (1) March 17, 2001 or (2) an Early Termination Event, the Issuer proposes to effect a Piggyback Registration (as defined in the Stockholders Agreement), Olivetti may request that all or a portion of the Total Wang Shares be included in such registration. The Issuer is obligated to use its commercially reasonable best efforts to include the applicable Total
Wang  Shares  in  the  registration  statement  relating  to   such   Piggyback
Registration.

         The Earn Out Agreement. The Earn Out Agreement obligates the Issuer to make additional payments to Olivetti of up to 100 billion Italian lira in the year 2000. The exact payment to be made by the Issuer is based upon three financial performance indicators: (i) the Issuer's EBITDA for the period from January 1, 1998 through December 31, 1999, as adjusted, (ii) the consolidated earnings, before interest, taxes and restructuring charges and including dividends from Olsy's "Noncontrolled Subsidiaries" (as defined in the Earn Out Agreement), of the commercial operations of Olsy and its "Controlled Subsidiaries" (as defined in the Earn Out Agreement) in Italy for the period from January 1, 1998 through December 31, 1999, as adjusted, and (iii) the consolidated revenue of the commercial operations of Olsy and the Controlled Subsidiaries in Italy for the period from January 1, 1998 through December 31, 1999, as adjusted.

Item 7.  Material to be Filed as Exhibits.


        Exhibit 7.1        Stock Purchase Agreement, by and among Wang Laboratories, Inc., Wang
                           Nederland B.V., Ing. C. Olivetti & C. S.p.A., Olivetti Sistemas e Servicios
                           Limitada and Olivetti do Brasil, dated as of February 28, 1998.

         Exhibit 7.2       Stock Escrow Agreement, by and among Wang Laboratories, Inc., Ing. C.
                           Olivetti & C. S.p.A. and American Stock Transfer and Trust Company, dated as of March 17, 1998.

         Exhibit 7.3       Ancillary Consideration Agreement, by and between Wang Laboratories, Inc. and
                           Ing. C. Olivetti & C. S.p.A., dated as of March 17, 1998.

         Exhibit 7.4       Stock Appreciation Right Certificate, dated March 17, 1998.

         Exhibit 7.5       Stockholders Agreement, by and between Wang Laboratories, Inc. and Ing. C.
                           Olivetti & C. S.p.A., dated as of March 17, 1998.

         Exhibit 7.6       Earn-Out Agreement, by and between Wang Laboratories, Inc. and Ing. C.
                           Olivetti & C. S.p.A., dated as of March 17, 1998.

         Exhibit 7.7       Amendment No. 1 to Stock Purchase Agreement, by and among Wang
                           Laboratories, Inc., Wang Nederland B.V., Ing. C. Olivetti and C. S.p.A.,
                           Olivetti Sistemas e Servicios Limitada and Olivetti do Brasil, dated as of March
                           17, 1998.



                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 27, 1998



                                         ING. C. OLIVETTI & C. S.p.A.


                                         By:   /s/ Roberto Colaninno
                                               ----------------------------
                                               Name:     Roberto Colaninno
                                               Title:    Chief Executive Officer

                                  SCHEDULE I

                 DIRECTORS AND EXECUTIVE OFFICERS OF OLIVETTI


                              Present Principal Occupation
                                        or
    Name                             Employment                     Business Address                      Citizenship
    ----                      -----------------------------         ----------------                      -----------

Antonio Tesone                Chairman of the Board of               Olivetti S.p.A.
                              Directors of Olivetti S.p.A. and       via Jervis, 77                          Italian
                              Vice President of the Board of         10015 Ivrea (TO), Italy
                              Directors of Banca di Legnano
                              S.p.A.

Peter Reimpell                Member of the Board of                 Bayerische Vereinsbank
                              Directors of Olivetti S.p.A.           AG                                      German
                                                                     Kardinal - Faulhaber Str.
                                                                     14
                                                                     D-80311 Munich,
                                                                     Germany

Gerard Worms                  Chairman of the Supervisory            Rothschild et Cie Banque
                              Board - Rothschild et Cie              17 Avenue Matignon                      French
                              Banque                                 75008 Paris, France

Peter A. Cohen                Principal in investment                Ramius Capital Group
                              management business - Ramius           767 Third Avenue                       American
                              Capital Group                          27th Floor
                                                                     New York, N.Y. 10028

Maria Luisa Lizier            Architect                              Via Uguccione de Pisa 6                 Italian
Galardi                                                              Milan, Italy

Bruno Lamborghini             Member of the Board of                 Olivetti S.p.A.
                              Directors of Olivetti S.p.A.,          via Jervis, 77                          Italian
                              Chairman of the Board of               10015 Ivrea (TO), Italy
                              Directors of Olivetti Lexikon
                              S.p.A. and
                              Vice Chairman of Olivetti
                              Telemedia

Piera Rosiello                Member of the Board of                 Olivetti S.p.A.
                              Directors (Secretary) of Olivetti      via Jervis, 77                          Italian
                              S.p.A. and Director of Technost        10015 Ivrea (TO), Italy
                              S.p.A.

Dario Trevisan                Lawyer and partner of law firm         Studio Legale Calesella
                              "Studio Legale Calesella                  Trevisan e Associati                 Italian
                              Trevisan e Associati"                  via Camperio 14
                                                                     20123 Milan, Italy

Luca Paravicini Crespi        Private banker for Banca               Banca Euromobiliare
                              Euromobiliare                          via Turati 9                            Italian
                                                                     Milan, Italy



Gordon Michael                Chairman - Energis                     Energis Communications
William                       Communications Plc                     Plc
Owen                                                                 Carmelite, 50 Victoria                  British
                                                                     Embankment London
                                                                     EC4Y 0DE, England

Claudio Recchi                Manager and Director of                Ferrocemento Recchi
                              Ferrocemento Recchi S.p.A.             S.p.A.                                  Italian
                              (General Contractors)                  via Montevecchio No. 28
                                                                     10128 Torino, Italy

Alberto Pirelli               Deputy Chairman, Pirelli               Pirelli S.p.A.
                              S.p.A.                                 Viale Sarca, 222                        Italian
                                                                     20126 Milano, Italy

Franco Girard                 Chairman - LASA S.p.A.;                CIR
                              Member of the Board of                 Via Ciovassino 1                        Italian
                              Directors of CIR S.p.A.,               Milano, Italy
                              COFIDE S.p.A., Sogefi
                              S.p.A., Olivetti S.p.A., and
                              Sasilo;
                              and Member of the Board of
                              Directors and of the Executive
                              Committee of Espresso
                              Repubblica

Dr. Klaus Esser               Member of the Board of                 Mannesmann AG                           German
                              Directors, Mannesmann AG               Mannesmannufer 2
                                                                     D-40213 Dusseldorf

Roberto Colaninno             Chief Executive Officer -              Olivetti S.p.A
                              Olivetti S.p.A.; Chairman-             Via Jervis, 77                          Italian
                              Oliman B.V. and Omnitel                10015 Ivrea (TO), Italy
                              Sistemi Radiocellulari; Vice
                              President - Omnitel Pronto
                              Italia; Executive Vice President
                              - Sogefi S.p.A; and Member of
                              the Board of Directors of Banca
                              Agricola Mantovana

Luciano P. La Noce            Chief of Corporate Finance             Olivetti S.p.A.
                              Division - Olivetti S.p.A.             via Jervis, 77                          Italian
                                                                     10015 Ivrea (TO), Italy

Corrado Ariaudo               Chief of Central Division for          Olivetti S.p.A.
                              Administration, Finance &              via Jervis, 77                          Italian
                              Control - Olivetti S.p.A.              10015 Ivrea (TO), Italy

Vittorio Meloni               Chief of Central Division for          Olivetti S.p.A                          Italian
                              Communications and Image -             Via Jervis, 77
                              Olivetti S.p.A.                        10015 Ivrea (TO), Italy




Giorgio Arona                 Co-chief of Human Resources            Olivetti S.p.A                          Italian
                              Division and Vice President of         Via Jervis, 77
                              Industry Relations                     10015 Ivrea (TO), Italy

Maurizio De Magistris         Executive Vice President -             Olivetti S.p.A.
                              Human Resources Division -             via Jervis, 77                          Italian
                              Olivetti Group                         10015 Ivrea (TO), Italy

Andrea Camanzi                Chief of Legal and Licensing           Olivetti S.p.A.
                              Division - Olivetti S.p.A.             via Jervis, 77                          Italian
                                                                     10015 Ivrea (TO), Italy

Enzo Badalotti                Chief of Operations and                Olivetti S.p.A.
                              Information Systems Division -         via Jervis 77                           Italian
                              Olivetti S.p.A. and Advisor to         10015 Ivrea (TO), Italy
                              Omnitel Printo Italia S.p.A. and
                              Infostrada S.p.A.

Daniele Signorini             Chief of Central Division for IT       Olivetti Lexikon S.p.A.                 Italian
                              Strategy - Olivetti S.p.A. and         via Jervis, 77
                              Chief Executive Officer -              10015 Ivrea (TO) Italy
                              Lexicon S.p.A.

Roberto Maglione              Co-Chief of Human Resources            Olivetti S.p.A.                         Italian
                              Division and Vice President            via Jervis, 77
                              Corporate Human Resources -            10015 Ivrea (TO), Italy
                              Olivetti S.p.A.

Marco De Benedetti            Chairman of Infostrada S.P.A.,         Olivetti S.p.A.                         Italian
                              Director of Oliman Holding B.V.        via Jervis, 77
                              Chief of Central Division for          10015 Ivrea (TO), Italy
                              Telecommunications Strategy -
                              Olivetti S.p.A.
